FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

April 20, 2009

ITEM 3   News Release:

A news release was issued on April 22, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from April 20, 2009 to May 27, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from April 20, 2009 to May 27, 2009.  This is the fourth extension of the Stay Period since the Court’s initial Order on August 13, 2009.

The Court also approved the sale by JED’s wholly-owned subsidiary, JED Oil (USA) Inc., of its oil and gas assets in the Cheyenne River area of Wyoming to an arms-length third party for US$250,000.  The assets are non-core and are the last remaining assets in the United States.

A motion by a lien holder for immediate payment of its lien claim was also adjourned to May 27th, provided that by May 20, 2009 any filings in opposition to the motion or notices to cross-examination on the affidavits filed with the motion, or any disallowance of claim notice must be filed.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 875-4248

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on April 22, 2009.